                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 ---------------
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULES 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)
                    (AMENDMENT NO. 4 AND AMENDMENT NO. 5)(1)


                             WESTFIELD AMERICA, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   959910 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   IRV HEPNER
                         C/O WESTFIELD CORPORATION, INC.
                      11601 WILSHIRE BOULEVARD, 12TH FLOOR
                              LOS ANGELES, CA 90025
                                 (310) 445-2427
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  MARCH 5, 2001
                 ----------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: / /

                 NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.






--------------------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (HOWEVER, see the NOTES).

--------------------------------------------------------------------------------
CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  1  OF  16  PAGES
          -----------                                         ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Cordera Holdings Pty. Limited ACN 000 699 249
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                600,000
       NUMBER OF           ----------------------------------------------------
         SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                81,226,507
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  600,000
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                81,266,507
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,826,507

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 83.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  2  OF  16  PAGES
          -----------                                         ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Frank P. Lowy
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF           ----------------------------------------------------
         SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                81,826,507
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                81,826,507
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,826,507

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 83.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  3  OF  16  PAGES
          -----------                                         ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         David H. Lowy
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF           ----------------------------------------------------
         SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                81,826,507
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                81,826,507
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,826,507

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 83.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  4  OF  16  PAGES
          -----------                                         ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Peter S. Lowy
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF           ----------------------------------------------------
         SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                81,826,507
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                81,826,507
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,826,507

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 83.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  5  OF  16  PAGES
          -----------                                         ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Steven M. Lowy
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF           ----------------------------------------------------
         SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                81,826,507
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                81,826,507
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,826,507

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 83.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         IN

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  6  OF  16  PAGES
          -----------                                         ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Westfield Holdings Limited ACN 001 671 496
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                0
       NUMBER OF           ----------------------------------------------------
         SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                81,826,507
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  0
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                81,826,507
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,826,507

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 83.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  7  OF  16  PAGES
          -----------                                         ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Westfield Corporation, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                2,264,210
       NUMBER OF           ----------------------------------------------------
         SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                79,562,297
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  2,264,210
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                79,562,297
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,826,507

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 83.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  8  OF  16  PAGES
          -----------                                         ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Westfield American Investments Pty. Limited ACN 003 161 475
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                14,583,642
       NUMBER OF           ----------------------------------------------------
         SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                67,242,865
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  14,583,642
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                67,242,865
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,826,507

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 83.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 959910 10 0         SCHEDULE 13D               PAGE  9  OF  16  PAGES
          -----------                                         ---    ----
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Westfield America Management Limited ACN 072 780 619, in its
         capacity as responsible entity and trustee of Westfield America
         Trust ARSN 092 058 449
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)|X|
                                                                         (b)|_|

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO - See Item 3 of Statement

--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT |_| TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Australia

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
                                64,310,996
       NUMBER OF           ----------------------------------------------------
         SHARES
      BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY                17,515,511
          EACH             ----------------------------------------------------
       REPORTING
         PERSON            9    SOLE DISPOSITIVE POWER
          WITH                  64,310,996
                           ----------------------------------------------------

                           10   SHARED DISPOSITIVE POWER
                                17,515,511
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         81,826,507

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                            |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         Approximately 83.8%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         CO

--------------------------------------------------------------------------------

                                                             Page 10 of 16 Pages

                               AMENDMENT NO. 4 AND
                               AMENDMENT NO. 5 TO
                            STATEMENT ON SCHEDULE 13D

                  This Amendment No. 4 (the "Amendment No. 4") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "Cordera/Lowys Schedule 13D"), as amended, relating to shares of the common stock, $.01 par value per share (the "Common Shares"), of Westfield America, Inc., a Missouri corporation (the "Company"). This Amendment No. 5 (the "Amendment No. 5") amends the Statement on Schedule 13D, filed with the Securities and Exchange Commission on May 30, 1997 (the "WHL
Schedule 13D" and together with the Cordera/Lowys 13D, the "13Ds"), as amended, relating to the Common Shares of the Company. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 is being filed on behalf of Cordera Holdings Pty. Limited ("Cordera"), Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy, and this Amendment No. 5 is being filed on behalf of Westfield Holdings Limited ("WHL"), Westfield Corporation, Inc. ("WCI"), Westfield American Investments Pty. Limited ("WAI") and Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust ("WAM," and together with Cordera, each of the Messrs. Lowy, WHL, WCI and WAI, the "Reporting Persons").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Item 3 of the Schedule 13Ds are hereby amended as follows:

                  In December 2000, 7,143 Common Shares were sold by PM Capital Limited, in its capacity as the responsible entity and trustee of the PM Capital Absolute Performance Fund ("PM Capital"), in which interests associated with the Messrs. Lowy have an interest. After this sale, PM Capital continues to own 67,657 Common Shares.

                  The information set forth in "SUMMARY TERM SHEET - How Much are You Offering to Pay and What is the Form of Payment" and "- Do You Have the Financial Resources to Make Payment," "INTRODUCTION," "THE TENDER OFFER -
Section 10. Source and Amount of Funds" and "- Section 13. Certain Fees and Expenses" of the Offer to Purchase, dated March 5, 2001 (the "Offer to Purchase"), a copy of which is attached as Exhibit C hereto, is incorporated herein by reference.

ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 of the Schedule 13Ds are hereby amended as follows:

                  Except as set forth in "SUMMARY TERM SHEET - Who is Offering to Buy My Securities," "- What are the Classes and Amount of Securities Sought in the Offer," "- How Much are You Offering to Pay and What is the Form of Payment,""- How will the Tender Offer Affect the Payment of a Regular Quarterly Dividend," "- Following the Tender Offer, will Westfield America, Inc. Continue as a Public Company" and "- Will the Tender Offer Be Followed by a Merger if not all of the Publicly Traded Shares of Westfield America, Inc. are Tendered in the Offer," "INTRODUCTION," "SPECIAL FACTORS - Background of the Offer and the Merger," "- Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser for the Offer and the Merger," "- Plans for the Company after the Offer and the

                                                             Page 11 of 16 Pages

Merger; Certain Effects of the Offer," "- Company's Future Dividend Policy with Respect to the Shares after the Merger," "- Interests of Certain Persons in the Offer and the Merger" and "- The Merger Agreement," "THE TENDER OFFER - Section
6. Price Range of the Shares; Dividends" and "- Section 7. Effect of the Offer on the Market for the Shares; Stock Exchange Listing; Exchange Act Registration; Margin Regulations," of the Offer to Purchase, a copy of which is attached as Exhibit C hereto, and is incorporated herein by reference, none of the Reporting Persons has any plans or proposals which relate to or would result in:

                  (1) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

                  (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

                  (3) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                  (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

                  (5) any material change in the present capitalization or dividend policy of the Company;

                  (6) any other material change in the Company's business or corporate structure;

                  (7) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (8) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (9) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                  (10) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5(a) of the Schedule 13Ds are hereby amended as follows:

                  After the sale of Common Shares by PM Capital, the Reporting Persons are deemed solely for purposes of U.S. securities laws to beneficially own an aggregate of 81,826,507 Common Shares, which represents approximately 83.8% of the outstanding Common Shares. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law or in respect to Australian legal matters.

                  Westfield Corporation, Inc., Westfield American
Investments Pty. Limited, Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Westfield Holdings Limited, Cordera Holdings Pty. Limited and each of the Messrs. Lowy disclaim beneficial ownership of the shares owned by PM Capital.

                  The information set forth in "INTRODUCTION," "SPECIAL FACTORS - Purpose and Structure of the Offer and the Merger; Reasons of the Purchaser for the Offer and the Merger," "- Plans for the Company After the Offer and the Merger; Certain Effects of the

                                                             Page 12 of 16 Pages

Offer," "- Interests of Certain Persons in the Offer and the Merger - Ownership Interest of Parent," "- Beneficial Ownership of Common Stock," "- The Merger Agreement - - The Merger," "- The Merger Agreement - - Warrants" and "- Transactions and Arrangements Concerning the Shares," and "THE TENDER OFFER -
Section 9. Certain Information Concerning the Purchaser" of the Offer to Purchase, a copy of which is attached as Exhibit C hereto, is incorporated herein by reference.

                  Item 5(b) of the Schedule 13Ds are hereby amended as follows:

                  (b) WCI has the sole power to vote and dispose of all Common Shares deemed to be beneficially owned by it.

                  WAI has the sole power to vote and dispose of all Common Shares held by it.

                  PM Capital has the sole power to vote and dispose of all Common Shares owned by it.

                  WAM has the sole power to vote and dispose of all Common Shares deemed to be beneficially owned by it, in its capacity as Responsible Entity and trustee of WAT.

                  Item 5(c) of the Schedule 13Ds are hereby amended as follows:

                  On December 1, 2000, PM Capital sold 7,143 Common Shares at $12.875 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  Item 6 of the Schedule 13Ds are hereby amended as follows:

                  The information set forth in "INTRODUCTION," "SPECIAL FACTORS
- Background of the Offer and the Merger," "- Plans for the Company After the Offer and the Merger; Certain Effects of the Offer," "- The Merger Agreement" and "- Transactions and Arrangements Concerning the Shares," "THE TENDER OFFER -
Section 1. Terms of the Offer; Expiration Date," "- Section 6. Price Range of the Shares; Dividends" and "- Section 11. Certain Conditions of the Offer" of the Offer to Purchase, a copy of which is attached as Exhibit C hereto, is incorporated herein by reference.

                  All references to, and summaries of, the Offer to Purchase; Agreement and Plan of Merger, dated as of February 14, 2001, by and among Westfield America Management Limited ("WAM"), in its capacity as responsible entity and trustee of Westfield America Trust ("WAT"), Mall Acquisition Corp., and Westfield America, Inc. (the "Company"); Cooperation Agreement, dated as of February 14, 2001, between WAM, in its capacity as responsible entity and trustee of WAT, and Westfield Holdings Limited ("WHL"); Preferred Stock Transaction Agreement, dated February 14, 2001, between WAM, in its capacity as responsible entity and trustee of WAT, and Security Capital Preferred Growth Incorporated ("SCPG"); Indemnification and Tax Contest Agreement between WAM, in its capacity as responsible entity and trustee of WAT, and SCPG; Form of Exchange Agreement to be entered into between the Company and SCPG; Form of Series G Special Options Deed to be entered into among WAM, in its capacity as responsible entity and trustee of WAT, SCPG and the Company; Form of Series G Certificate of Designation of the Company; Form of Escrow Agreement to be entered into among WAM, in its capacity as responsible entity and trustee of WAT, SCPG and Escrow Agent; Side Letter Agreement, dated as of February 14, 2001, between WAM, in its capacity as

                                                             Page 13 of 16 Pages

responsible entity and trustee of WAT and WHL; Waiver, dated as of February 14, 2001, among Westfield America Limited Partnership, the Company, SCPG and WAM, in its capacity as responsible entity and trustee of WAT; Form of First Amendment to Investor's Agreement to be entered into among WAM, in its capacity as responsible entity and trustee of WAT, WHL, Westfield Corporation, Inc., the Company and Westfield American Investments Pty. Limited; Letter Agreement dated as of February 14, 2001, between WAM, in its capacity as responsible entity and trustee of WAT, and Valley Fair University Towne Member LLC; and Letter Agreement, dated as of March 1, 2001, between Westfield America, Inc. and J.P. Morgan Investment Management, Inc.; in this Amendment No. 4 and Amendment No. 5 are qualified in their entirety by reference to such agreements, the full text of which are filed as exhibits hereto and incorporated herein by this reference.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit A          Power of Attorney(1)

                  Exhibit B          Agreement of Joint Filing(2)

                  Exhibit C          Offer to Purchase, dated March 5, 2001

                  Exhibit D          Agreement and Plan of Merger, dated as of
                                     February 14, 2001, by and among Westfield
                                     America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Mall Acquisition
                                     Corp. and Westfield America, Inc.

                  Exhibit E          Cooperation Agreement, dated as of
                                     February 14, 2001, between Westfield
                                     America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Westfield
                                     Holdings Limited.

                  Exhibit F          Preferred Stock Transaction Agreement,
                                     dated February 14, 2001, between Westfield
                                     America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Security
                                     Capital Preferred Growth Incorporated.

                  Exhibit G          Indemnification and Tax Contest
                                     Agreement, dated February 14, 2001, between
                                     Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Security Capital Preferred Growth
                                     Incorporated.

                  Exhibit H          Form of Exchange Agreement to be entered
                                     into between Westfield America, Inc. and Security Capital Preferred Growth
                                     Incorporated.

                  Exhibit I Form of Series G Special Options Deed to be entered into among Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, Security Capital Preferred Growth Incorporated and Westfield America, Inc.

    ------------------------
(1) Incorporated by reference to Statement on Schedule 13D filed May 30, 1997, on behalf of Cordera Holdings Pty. Limited, Frank P. Lowy, David H. Lowy, Peter S. Lowy and Steven M. Lowy.

(2) Incorporated by reference to Exhibit F to Amendment No. 2 and Amendment No. 3 to Schedule 13D filed February 21, 2001.

                                                             Page 14 of 16 Pages

                  Exhibit J          Form of Series G Certificate of
                                     Designation of Westfield America, Inc.

                  Exhibit K          Form of Escrow Agreement to be entered
                                     into among Westfield America Management
                                     Limited, in its capacity as responsible
                                     entity and trustee of Westfield America
                                     Trust, Security Capital Preferred Growth
                                     Incorporated and Escrow Agent.

                  Exhibit L          Side Letter Agreement, dated as of
                                     February 15, 2001, between Westfield
                                     America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Westfield
                                     Holdings Limited.

                  Exhibit M          Waiver, dated as of February 14, 2001,
                                     among Westfield America Limited
                                     Partnership, Westfield America, Inc.,
                                     Security Capital Preferred Growth
                                     Incorporated and Westfield America
                                     Management Limited, in its capacity as
                                     responsible entity and trustee of Westfield
                                     America Trust.

                  Exhibit N          Form of First Amendment to Investor's
                                     Agreement to be entered into among
                                     Westfield America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust,
                                     Westfield Holdings Limited, Westfield
                                     Corporation, Inc., Westfield America, Inc.
                                     and Westfield American Investments Pty.
                                     Limited.

                  Exhibit O          Letter Agreement, dated as of
                                     February 14, 2001, between Westfield
                                     America Management Limited, in its capacity as responsible entity and trustee of Westfield America Trust, and Valley Fair
                                     University Towne Member LLC.

                  Exhibit P          Letter Agreement, dated as of March 1,
                                     2001, between Westfield America, Inc. and
                                     J.P. Morgan Investment Management, Inc.

                                                             Page 15 of 16 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:       MARCH 5     , 2001
        -----------------
                                      CORDERA HOLDINGS PTY. LIMITED


                                      By: /s/ Peter S. Lowy
                                         ---------------------------------------
                                         Peter S. Lowy
                                         Director


                                                        *
                                      ------------------------------------------
                                                  Frank P. Lowy


                                                        *
                                      ------------------------------------------
                                                  David H. Lowy


                                              /s/ Peter S. Lowy
                                      ------------------------------------------
                                                  Peter S. Lowy


                                                        *
                                      ------------------------------------------
                                                  Steven M. Lowy


                                      * By: /s/ Peter S. Lowy
                                           -------------------------------------
                                           Peter S. Lowy
                                           Attorney-in-fact


                                      WESTFIELD HOLDINGS LIMITED


                                      By: /s/ Peter S. Lowy
                                         ---------------------------------------
                                         Peter S. Lowy
                                         Managing Director

                                                             Page 16 of 16 Pages

                                      WESTFIELD CORPORATION, INC.


                                      By: /s/ Peter S. Lowy
                                         ---------------------------------------
                                         Peter S. Lowy
                                         Vice President


                                      WESTFIELD AMERICAN INVESTMENTS
                                      PTY. LIMITED


                                      By: /s/ Peter S. Lowy
                                         ---------------------------------------
                                         Peter S. Lowy
                                         Managing Director


                                      WESTFIELD AMERICA MANAGEMENT LIMITED
                                      in its capacity as responsible entity
                                      and trustee of Westfield America Trust


                                      By: /s/ Peter S. Lowy
                                         ---------------------------------------
                                         Peter S. Lowy
                                         Managing Director